
Roll-On
batch no.



Erica Feucht · 2nd

Disrupting deodorant one armpit at a time.

Fort Collins, Colorado, United States · Contact info

500+ connections

Pit Liquor by Distilled Bath and Body LLC

University of Colorado at Denver

Experience

Pit Liquor by Distilled Bath and Body LLC
5 yrs 1 mo

Chief Executive Officer
Mar 2017 - Present · 5 yrs 1 mo
Fort Collins, Colorado, United States

Chief Executive Officer
Full-time
Jun 2017 - Present · 4 yrs 10 mos
Fort Collins, Colorado Area

I am the CEO for Distilled Bath and Body. I manage communications, employee relations, operations, and investor relations.

Freelance Editor/Writer
Self-Employed
May 2012 - Mar 2017 · 4 yrs 11 mos
Loveland, CO

Edit and draft documents as needed by clients. Conduct business online and in person as needed. I write blogs, business letters, research columns, reports, news stories, and other types of writing. I edit for content based on clients' needs and I edit for grammar and usage based on Merriam Webster Dictionary and AP.

Assistant Editor
Group Publishing
Mar 2013 - Mar 2015 · 2 yrs 1 mo
Loveland, CO

I copyedit curriculum for Group's Children's Ministry department.

Copywriter/Freelance Writer
www.danicasorber.com
Nov 2012 - Sep 2013 · 11 mos
Remote

I am responsible for generating an average of 20 news articles per week with international business, finance, political and health-related content for international and local clients. Direct-to-client copywriting and freelance writing and internet search optimization.

Administrative Assistant
Foothills Chiropractic
Oct 2012 - Mar 2013 · 6 mos
Golden, CO

Oversight of office responsibilities such as insurance claims, patient contact and billing, scheduling, cleaning and upkeep, and inventory.

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Education

University of Colorado Denver
BA, English
2004 - 2006